November 6, 2007
VIA U.S. Mail and Fax (202) 772-9205
Larry Spirgel
Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3720
100 F Street
Washington, DC 20549

Re:	Comment Letter Dated October 23, 2007 pertaining to Radio One, Inc.’s Form 10-K for the Fiscal Year ended December 31, 2006 and Forms 10-Q for the quarters ended March 31 and June 30, 2007; File No. 0-25969
Dear Mr. Spirgel:
     On behalf of Radio One, Inc., a Delaware corporation (the “Registrant”), we are providing the following responses to the comment letter dated October 23, 2007 (the “Comment Letter”) from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Registrant’s Form 10-K for the Fiscal Year ended December 31, 2006 and Forms 10-Q for the quarters ended March, 31 and June 30, 2007. The responses set forth below are numbered to correspond to the comments in the Comment Letter, which have been reproduced here for ease of reference.
1. In your next filing, please expand the disclosures of your critical accounting policies and estimates to address the specific uncertainties associated with the methods, assumptions or levels of judgment that you use in estimating the amounts presented in your financial statements. Your disclosure should supplement, not duplicate, the description of accounting policies that are already disclosed in the notes to the financial statements. The disclosure should provide greater insight into the quality and variability of information regarding financial condition and operating performance. While accounting policy notes in the financial statements generally describe the method used to apply an accounting principle, the discussion in MD&A should present your analysis of the uncertainties involved in applying a principle at a given time or the variability that is reasonably likely to result from its application over time. You should also analyze the potential sensitivity of your estimates to change and quantify the effects where practical and material. Please refer to Section V of the Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operation (Release Nos. 33-8350, 34-48960 and FR-72) for further guidance.

Securities and Exchange Commission
Division of Corporation Finance
November 6, 2007

Response: Registrant has expanded its disclosures of its critical accounting policies and estimates to address the above comment. This expanded disclosure will appear in the Registrant’s Form 10-Q for the period ending September 30, 2007. For ease of reference, we have included the expanded disclosure immediately below.
Goodwill and Radio Broadcasting Licenses
     We have made several acquisitions in the past for which a significant portion of the purchase price was allocated to radio broadcasting licenses and goodwill. Goodwill exists whenever the purchase price exceeds the fair value of tangible and identifiable intangible net assets acquired in business combinations. As of September 30, 2007, we have recorded approximately $1.7 billion in radio broadcasting licenses and goodwill, which represented approximately 84% of our total assets. In accordance with Statement of Financial Accounting Standards Board (“SFAS”) No. 142, “Goodwill and Other Intangible Assets,” for assets owned as of October 1st, we test annually for impairment during each fourth quarter. Asset impairment exists when the carrying value of these assets exceeds their respective fair value. If impairment exists, the amount of the impairment is charged to operations in the period such impairment is identified and quantified. We have recorded $0 and approximately $15.9 million in impairment charges for the three months and nine months ended September 30, 2007, respectively, and no impairment charges for the same periods in 2006. We believe estimating the value of radio broadcasting licenses and goodwill is a critical accounting estimate because:
•	the carrying value of radio broadcast licenses and goodwill is significant in relation to our total assets;

•	the estimate contains assumptions incorporating variables including, but not limited to, discounted cash flows, market revenue and growth projections, stations performance, profitability margins, capital expenditures, multiples for station sales and terminal values; and

•	our recent asset disposition strategy, and corresponding multiples and sale prices have, and could continue to result in impairment charges of these assets.
     Changes in our estimated fair values as a result of either future asset dispositions or our annual impairment testing could result in future write-downs to the recorded values of these assets.
Allowance for Doubtful Accounts
     We must make an estimated allowance for the uncollectibility of our accounts receivable. We review historical write-off activity by market, customer concentrations, customer creditworthiness and changes in our customer payment terms when evaluating the adequacy of the allowance for doubtful accounts. In the past four years, including the nine months ended September 30, 2007, our historical estimates have usually averaged approximately 6% of our outstanding trade

Securities and Exchange Commission
Division of Corporation Finance
November 6, 2007

receivables and have been a reliable method to estimate future allowances. If the financial condition of our customers or markets were to deteriorate, adversely affecting their ability to make payments, additional allowances could be required.
Deferred Taxes and Effective Tax Rates
     We estimate the provision for income taxes, income tax liabilities, deferred tax assets and liabilities, and any valuation allowances in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 109, “Accounting for Income Taxes”. We estimate effective tax rates based on local tax laws and statutory rates, apportionment factors, taxable income for our operating jurisdictions and disallowable items, among other factors. Audits by the Internal Revenue Service or state and local tax authorities could yield different interpretations from our own, and differences between taxes recorded and taxes owed per our filed returns could cause us to record additional taxes.
     To address the exposures of unrecognized tax positions, in January 2007, we adopted Financial Accounting Standards Board Interpretation (“FIN”) No. 48, “Accounting for Uncertainty in Income Taxes — Interpretation of SFAS No. 109,” which recognizes the impact of a tax position in the financial statements if it is more likely than not that the position would be sustained on audit based on the technical merits of the position. Upon the adoption of FIN No. 48, we recorded a $923,000 increase to our net tax liability in order to account for the impact of any unfavorable outcome of our tax positions if challenged by taxing authorities. Future outcomes of our tax positions may be more or less than the currently recorded liability, which could result in recording additional taxes, or reversing some portion of the liability, and recognizing a tax benefit once it is determined the liability is either inadequate or no longer necessary as potential issues get resolved, or as statutes of limitations in various tax jurisdictions close.
     We also have significant net operating loss (“NOL”) carryforwards which are recorded as deferred tax assets in the amounts of approximately $300.8 million of gross federal NOLs and approximately $19.1 million of net state NOLs as of December 31, 2006, which expire beginning in 2018 through 2026. Where appropriate, we have recorded a valuation allowance against certain state NOLs where future tax benefits may not be realized. Based on our current estimates and judgments of projected taxable income, including gains from asset sales, and tax planning strategies, such as transfer pricing, we believe the NOLs will be utilized within the carryforward period. If we do not generate the projected levels of taxable income, if there are changes in our estimates of projected levels of taxable income, or if our tax planning strategies do not materialize as assumed, we may not be able to realize future tax benefits from our NOLs, and additional valuation allowances may need to be recorded.

Securities and Exchange Commission
Division of Corporation Finance
November 6, 2007

Valuation of Share-Based Compensation
     We determine the fair value of stock options using the Black-Scholes model (“BSM”). The BSM incorporates various highly subjective assumptions including expected stock price volatility, for which historical data is heavily relied upon, expected life of options granted, forfeiture rates and interest rates. If any of the assumptions used in the BSM model change significantly, stock-based compensation expense may differ materially in the future from that previously recorded.
Contingencies and Litigation
     We regularly evaluate our exposure relating to any contingencies or litigation and record a liability when available information indicates that a liability is probable and estimable. We also disclose significant matters that are reasonably possible to result in a loss, or are probable, but for which an estimate of the liability is not currently available. To the extent actual contingencies and litigation outcomes differ from amounts previously recorded; additional amounts may need to be reflected.
2. You disclose that you received waivers from compliance with certain covenants of the Credit Agreement at December 31, 2006. You also disclose in Note 7 to the financial statements in your 10-Q for the period ended June 30, 2007 that you were unable to meet one of the financial covenants and received a waiver. Tell us how you evaluated the guidance in SFAS 78 and EITF 86-30 in concluding that you should classify the amount borrowed under the credit facilities as a non-current liability.
Response: Registrant reviewed and evaluated the facts and circumstances surrounding the credit facility under the guidance from both SFAS No. 78, “Classification of Obligations That Are Callable by the Creditor,” and Emerging Issues Task Force (“EITF”) 86-30, “Classification of Obligations When a Violation is Waived by the Creditor,” in concluding that the amount borrowed under the credit facilities should have been classified as non-current. Specifically, the waiver of the lender’s rights resulting from the violation of the covenant represented, in substance, a grace period. SFAS No. 78 states that if a waiver is viewed as a grace period, the borrower may classify the debt as non-current if it is probable that the borrower will cure the violation (comply with the covenant) within the grace period. As of June 30, 2007, we made the determination that the violation would be cured within the grace period provided by the waiver. In addition, the EITF, in their discussion of EITF 86-30, reached a consensus that, unless facts and circumstances would indicate otherwise, the borrower should classify the obligation as non-current unless (a) a covenant violation has occurred at the balance sheet date or would have occurred absent a loan modification and (b) it is probable that the borrower will not be able to cure the default (comply with the covenant) at measurement dates that are within the next 12 months. Consistent with Registrant’s determination made as of June 30, 2007 that the violation would be cured within the grace period, the violation was cured as of September 30, 2007 and such cure will be reflected in our Form10-Q for that quarter.

Securities and Exchange Commission
Division of Corporation Finance
November 6, 2007

* * * * * *
     In connection with the Staff’s comments, the Registrant hereby acknowledges that:
•	the Registrant is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     If you have any further questions or comments, or if you require any additional information, please do not hesitate to contact the undersigned by telephone at (301) 429-2642 or by facsimile at (301) 306-9426. Thank you for your assistance.

Respectfully submitted, Scott R. Royster Executive Vice President and Chief Financial Officer Radio One, Inc.